The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

[redacted]

June 12, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning issuance of Non-dilutive Preferred Securities

Notice concerning change of Specified Subsidiary

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller, NY Branch

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

06/12/08 3:16PM

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on June 12 2008, by The Sumitomo Trust & Banking Co., Ltd. This translation is not to solicit any person to subscribe for or purchase "Non-dilutive Preferred Securities" described below: it is a general public announcement of change of Specified Subsidiary.

June 12, 2008

Company name:	The Sumitomo Trust & Banking Co., Ltd.
Representative:	Hitoshi Tsunekage, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Notice concerning change of Specified Subsidiary

The Sumitomo Trust & Banking Co., Ltd. ("the Company") hereby announces that its overseas special purpose company named "STB Preferred Capital 4 (Cayman) Limited" which was established for the purpose of issuance of preferred securities ("Non-dilutive Preferred Securities") on May 26, 2008, will become Specified Subsidiary (*Tokutei Kogaisha*) of the Company. The percentage of voting rights of the overseas special purpose company held by the Company against the total number of voting rights will not change because Non-dilutive Preferred Securities to be issued by the overseas special purpose company are non-voting securities.

1. Reason for the change

The Company holds all of the common shares of the overseas special purpose company mentioned above. Due to the payment for Non-dilutive Preferred Securities which is planned for June 24, 2008, the amount of capital stock of the overseas special purpose company is expected to exceed 10% of the amount of capital stock of the Company. Therefore, the overseas special purpose company is expected to become Specified Subsidiary of the Company.

2. Profile of the subsidiary

(1) Name

STB Preferred Capital 4 (Cayman) Limited

(2) Location

PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

(3) Date of change

June 24, 2008 (plan)

(4) Details of business

Issuance of Non-dilutive Preferred Securities, etc.

(5) Closing date of fiscal year

January 31 of each year

(6) Number of directors and employees

Five directors and no employees

(7) Capital stock

¥111,600,000,000-

(8) Total outstanding shares and preferred securities

1,600,000 Common shares (¥1,000 per share)

11,000 Preferred Securities (¥10,000,000 per security)

(Series A: 5,600 Preferred Securities, Series B: 5,400 Preferred Securities)

(9) Shareholders

Common shares: 100% owned by the Company

Preferred Securities: 100% owned by entities other than the Company

For further information, please contact
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: +81-3-3286-4654

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on June 12, 2008, by The Sumitomo Trust & Banking Co., Ltd. This translation is not to solicit any person to subscribe for or purchase "Non-dilutive Preferred Securities" described below: it is a general public announcement of issuance of Non-dilutive Preferred Securities.

June 12, 2008

Company name:	The Sumitomo Trust & Banking Co., Ltd.
Representative:	Hitoshi Tsunekage, President & CEO
Code No.:	8403 Tokyo and Osaka Stock Exchange

Notice concerning issuance of Non-dilutive Preferred Securities

The Sumitomo Trust & Banking Co., Ltd. ("the Company") hereby announces that its wholly owned subsidiary named "STB Preferred Capital 4 (Cayman) Limited" has decided the following with regards to the issuance of preferred securities ("Non-dilutive Preferred Securities").

(1) Issuer

STB Preferred Capital 4 (Cayman) Limited

(an overseas special purpose company established in the Cayman Islands under the laws of the Cayman Islands and wholly owned by the Company)

(2) Type of security

Series A: Japanese Yen denominated non-cumulative perpetual preferred securities
(no right to convert into the Company's common share is granted)

Series B: Japanese Yen denominated non-cumulative perpetual preferred securities
(no right to convert into the Company's common share is granted)

(3) Issue Amount

Series A: 56 billion Japanese Yen

Series B: 54 billion Japanese Yen

(4) Dividend Rate

Series A: 3.94% per annum (Fixed rate until July 2018)

Floating rate after July 2018 (with Step-up)

Series B: 4.44% per annum (Fixed rate until July 2018)

Floating rate after July 2018 (without Step-up)

(5) Issue price

10 million Japanese Yen per preferred security

(6) Scheduled payment date of Issue Amount

June 24, 2008

(7) Use of proceeds

All proceeds are to be used to strengthen the Company's capital base, including refinancing.

(8) Liquidation preferences

The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, effectively, junior to the general creditors and subordinated creditors of the Company, senior to the Company's common shares, and *pari passu* with the Company's preferred shares.

(9) Method of offering

Private placement in Japan

Note: The issuance is subject to valid notifications and approvals based on applicable laws and regulations.

For further information, please contact
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: +81-3-3286-4654

END